Exhibit (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for the
Six Months Ended July 29, 2017 and July 30, 2016
and for the Most Recent Five Fiscal Years

Ratio of Earnings to Fixed Charges	Six Months Ended		Fiscal Year Ended
(dollars in millions)	Jul 29, 2017	Jul 30, 2016	Jan 28, 2017	Jan 30, 2016	Jan 31, 2015	Feb 1, 2014	Feb 2, 2013
Earnings from continuing operations before income taxes	$2,013	$1,838	$3,965	$4,923	$3,653	$4,121	$5,056
Capitalized interest, net	9	9	20	16	(1)	(14)	(12)
Adjusted earnings from continuing operations before income taxes	2,022	1,847	3,985	4,939	3,652	4,107	5,044
Fixed charges:
Interest expense (a)	286	306	591	616	619	641	721
Interest portion of rental expense	55	53	107	108	108	108	106
Total fixed charges	341	359	698	724	727	749	827
Earnings from continuing operations before income taxes and fixed charges	$2,363	$2,206	$4,683	$5,663	$4,379	$4,856	$5,871
Ratio of earnings to fixed charges	6.94	6.14	6.71	7.82	6.02	6.48	7.10
(a) Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income, the loss on early retirement of debt and interest associated with uncertain tax positions, which is recorded within income tax expense.